Exhibit 99.5

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary AB T2P 4J8 Canada Tel: 403-260-9600 Fax: 403-260-9700

March 29, 2017

Cenovus Energy Inc.

500 Centre Street SE

P.O. Box 766

Calgary, Alberta T2P 0M5

Re: Cenovus Energy Inc. (the “Corporation”)

Dear Ladies and Gentleman:

We hereby consent to the references to our firm name on the cover page and under the captions “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to the use of our firm name and our opinions under the captions “Enforceability of Civil Liabilities” and “Certain Canadian Federal Income Tax Consequences” in the prospectus supplement included as part of the registration statement on Form F-10 (Registration No. 333-209490) of the Corporation.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP

TORONTO CALGARY VANCOUVER MONTRÉAL OTTAWA NEW YORK LONDON RIYADH/AL-KHOBAR* BAHRAIN BEIJING
Blake, Cassels & Graydon LLP | *Associated Offices | blakes.com